EXHIBIT 99.14
HIGHLAND SELECT EQUITY FUND, L.P.
April 12, 2006
By Hand Delivery and Telecopy
Motient Corporation
c/o CT Corporation System
1209 Orange Street
Wilmington, DE 19801
ATTN: Robert L. Macklin
Re:	Demand to Inspect Books and Records
Dear Mr. Macklin:
     Highland Select Equity Fund, L.P., f/k/a Highland Equity Fund, L.P. (“Stockholder”), is the record owner of 108,344 shares of Common Stock of Motient Corporation, a Delaware corporation (the “Company” or “Motient”). Attached hereto as Exhibit “A” is documentary evidence of Stockholder’s record ownership and such documentary evidence is a true and correct copy of what it purports to be. Note that Stockholder recently changed its name by making a filing with the Delaware Secretary of State. Evidence of such filing is also included in Exhibit “A”.
     This demand seeks to inspect books and records of the Company pursuant to Section 220(b) of the Delaware General Corporation Law (the “DGCL”). Stockholder’s purposes for seeking the inspection are as follows:
     (i) to investigate the deficiencies and material weaknesses in the Company’s internal controls described by the Company in its Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”) filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2006;
     (ii) to investigate the deficiencies in the design and implementation of the Company’s internal controls over financial reporting that resulted in the Company restating its consolidated financial statements for the quarterly reporting periods in fiscal 2005 as described by the Company in the 2005 Form 10-K;
     (iii) to investigate possible mismanagement, breaches of fiduciary duty, and improper influence and conduct with respect to the relationships, transactions and dealings between and among the Company, its directors, senior management, and advisors (including, without limitation, (a) Capital & Technology Advisors, Inc., and its affiliate Communications Technology Advisors LLC, and their respective subsidiaries (collectively, “CTA”), (b) Tejas Incorporated, its subsidiary Tejas Securities Group, Inc., and their respective subsidiaries (collectively “Tejas”), (c) Jared E. Abbruzzese, (d) Gary A. Singer, (e) Rajendra Singh, (f) Christopher W. Downie, (g) any and all of their affiliates, including but not limited to, Niskayuna Development LLC, Romulus Holdings, Inc., The Singer Children’s Management

Motient Corporation
April 12, 2006

Trust and Starrett Consulting LLC and (h) any “related party” to the Company, whether or not such related party is appropriately identified or described in the Company’s filings with the SEC;
     (iv) to investigate (a) possible mismanagement, breaches of fiduciary duty, and improper influence and conduct in connection with the matters that were the subject of the supposed investigation into the Company’s directors, Tejas and other Company advisors conducted by the Board of Directors of the Company’s (the “Board”) Audit Committee (the “Audit Committee”), (b) the adequacy of this investigation and (c) whether the Audit Committee’s alleged investigation into allegations raised by the plaintiff in Highland Legacy Limited v. Steven G. Singer, et. al, C.A. No. 1566-N was conducted (1) by independent and disinterested directors, (2) by independent legal counsel that was not conflicted, (3) in good faith and (4) using reasonable procedures;
     (v) to investigate compensation arrangements and amended and restated employment agreements (including applicable change in control and change in director provisions) and all amendments thereto with and between, the Company and (a) Mr. Downie, Executive Vice President, Chief Operating Officer and Treasurer of the Company, (b) Myrna J. Newman, Vice President, Controller and Chief Accounting Officer of the Company, (c) Robert Macklin, Vice President, General Counsel and Secretary of the Company, and (d) any other officer of the Company whose employment agreement was not properly filed with or disclosed to the SEC;
     (vi) to investigate the circumstances surrounding the Failed Roll-Up (as such term is subsequently defined in Section III), including (a) the conduct and procedures utilized by the Board, any committee thereof, and any advisors retained by the Company, the Board or any committee thereof and (b) the due diligence or other procedures utilized or proposed to be utilized in determining the valuation numbers utilized by the Company in the Failed Roll-Up;
     (vii) to utilize the information obtained through the inspection of the Company’s books and records to evaluate possible litigation or other corrective measures with respect to certain or all of these matters; and
     (viii) to communicate with other stockholders regarding matters relating to their interests as stockholders, so that stockholders may effectively address any mismanagement or improper conduct, including, without limitation, by considering changes to the composition of the Board at the upcoming annual meeting of the Company’s stockholders. As you know, Stockholder will be communicating with the Company’s other stockholders and soliciting proxies to replace all of the incumbent directors.
     Each of these purposes is a proper purpose under Delaware law that is reasonably related to Stockholder’s interest as a stockholder of the Company.

Motient Corporation
April 12, 2006

I.	Requests Relating to Significant Deficiencies and Material Weaknesses in Internal Controls, Regulatory Issues and Company Mistakes.

A.	Financial Control and Reporting Issues.
     The Company has repeatedly identified certain deficiencies and material weaknesses in the internal controls over financial reporting. In addition, as disclosed in the 2005 Form 10-K, the Company has again restated its consolidated financial statements.
     Restating financial statements and disclosing deficiencies related to the Company’s internal controls over financial reporting is nothing new to the Company. In the Company’s annual report on Form 10-K for the year ended December 31, 2004 filed on March 31, 2005 (the “2004 Form 10-K”), the Company identified certain significant deficiencies in the internal controls over financial reporting of the Company. In addition, on November 11, 2005, the Company filed an amended quarterly report on Form 10-Q for the second quarter of 2005, restating various portions of its consolidated financial statements.
     The Company’s most recent annual report also contains disclosures regarding issues related to internal control over financial reporting. In the 2005 Form 10-K, the Company reported on page 75 that “there was one material weakness in our internal control over financial reporting. In light of this material weakness, management has concluded that, as of December 31, 2005, Motient Corporation and Subsidiaries did not maintain effective internal control over financial reporting.” The 2005 Form 10-K goes on to report on page 76 that:
“The following material weakness has been identified and included in management’s assessment:
Management has identified a lack of sufficient oversight and review involved in the quarterly and year-end financial reporting process. In addition, management identified a lack of resources to ensure complete application of generally accepted accounting principles as it relates to non routine transactions. Specifically in 2005, we consummated two merger and acquisition transactions related to two separate entities that we have a material investment in [MSV] or acquired a controlling interest in [TerreStar]. This deficiency in the design and implementation of the Company’s internal control over financial reporting resulted in a misstatement to the financial statements for the quarterly reporting periods in 2005. The annual statements provided herein reflect the adjustments for these restatements.”
     In addition to the disclosures contained in the 2005 Form 10-K, the Company has had to amend a number of its quarterly reports filed with the SEC in order to restate financial information. The Company apparently failed to properly reflect in its financial results certain stock compensation expenses incurred in connection with the Company’s ownership of equity interests in Mobile Satellite Ventures, LP (“MSV”). The “change in control” determination referred to in Section II.B. below was disclosed to be the cause of such restatement. On March 30, 2006, the Company filed Amendment No. 2 to the quarterly report on Form 10-Q for the period ended March 31, 2005 (the “First Quarter 2005 Form 10-Q/A”). This amendment reflects

Motient Corporation
April 12, 2006

the restatement of the Company’s condensed consolidated financial statements as of and for the three months ended March 31, 2005. As reflected on page 22 of the First Quarter 2005 Form 10-Q/A, the effect of this restatement was to increase the Company’s net loss from $28.5 million as previously reported to $31.1 million as restated for the three months ended March 31, 2005. For the same three month period, the Company had revenues of $5.0 million.
     As further evidence of the Company’s troubles with respect to financial reporting, the Company filed amendments to its quarterly reports on Form 10-Q for the period ended June 30, 2005 (the “Second Quarter Form 10-Q/A”) and for the period ended September 30, 2005 (the “Third Quarter Form 10-Q/A”) on March 30, 2006. The Company again failed to properly reflect certain accounting treatment of equity interests, this time failing to properly record the value of certain warrants issued in February 2005. For the period ended June 30, 2005, as indicated on page 28 of the Second Quarter Form 10-Q/A, the restatement reflects an increase in the Company’s net loss from $22.9 million to $25.8 million for the three month period ended June 30, 2005, and an increased net loss for the six month period ended June 30, 2005 from $51.4 million as previously reported to $56.9 million as restated. The revenues for the same three and six month periods were $3.6 million and $8.6 million, respectively. For the period ended September 30, 2005, as reflected on page 29 of the Third Quarter Form 10-Q/A, the Company increased its net loss from $18.5 million to $20.1 million for the three month period ended September 30, 2005, and increased its net loss from $69.88 million to $77.0 million for the nine month period ended September 30, 2005. The revenues for the same three and nine month periods were $3.2 million and $11.7 million, respectively.
     Despite these deficiencies, weaknesses and restatements of financial information, the Company gave both its Treasurer and Controller/Chief Accounting Officer, the two officers responsible for accurate accounting and financial reporting, increased compensation and new employment agreements (see Section II.G. below).
B. Operational Weaknesses, Regulatory Issues and Company Mistakes.
     In addition to its financial control and reporting issues, the Company has disclosed certain other deficiencies, regulatory issues and mistakes related to the operation of its business. In the 2005 Form 10-K, the Company identifies on page 7 its business objective of using TerreStar Networks, Inc. (“TerreStar”), of which the Company owns approximately 61% of the issued and outstanding stock: to design and develop a next-generation communications system involving a hybrid satellite/terrestrial wireless network in North America. The Company acknowledges, however, on page 20 of the 2005 Form 10-K that it has “limited experience in running a satellite communications business.”
     The Company also reported in the 2005 Form 10-K that its 800 MHz licenses were impaired in part because the Company “experienced a significantly greater decline in [its] revenues and customer base in the second half of 2005 than anticipated.” The Company reported that these changes impaired the nationwide capacity of its frequencies that was previously maintained, as well as the future revenue and cash flows that either the Company or a third party could generate from the use of these frequencies. As a result, the Company reduced the nationwide value premium associated with these assets to zero from $18.4 million and reduced the individual frequency value by $24.5 million.

Motient Corporation
April 12, 2006

     Further, the Company reveals on page 23 of the 2005 Form 10-K that its equity investments, in particular its ownership interest in MSV, may constitute investment securities under the Investment Company Act of 1940, as amended (the “Investment Company Act”). The Company indicates that a company may be deemed to be an investment company if it owns investment securities with a value exceeding 40% of its total assets excluding cash items and government securities, subject to certain other exclusions. Investment companies are required to register under and comply with the Investment Company Act unless an exemption from registration is available to the company or a safe harbor applies. The 2005 Form 10-K indicates that if the Company were to be deemed an investment company, it would become subject to the requirements of the Investment Company Act. As a consequence, it would be prohibited from engaging in business as it has in the past and might be subject to civil and criminal penalties for noncompliance. In addition, the Company reports that certain of its contracts might be voidable, and a court-appointed receiver could take control of the Company and liquidate the business.
     The Company has also made significant mistakes with respect to the issuance of its securities. In the 2005 Form 10-K on page 27, the Company acknowledges that it made a “mistake” in the Certificate of Designations for the Series A Preferred Stock by issuing non-voting preferred despite the fact that its Certificate of Incorporation contains a provision that prohibits the Company from issuing non-voting stock. According to the Form 8-K filed by the Company on April 18, 2005, at the time the Company issued the shares of Series A Preferred Stock, it described them in its public filings as “shares of non-voting Series A Cumulative Convertible Preferred Stock” and represented that “[t]he Series A [Convertible] Preferred is non-voting, except as required by applicable law.” At the time of the issuance of the Series A Preferred Stock, Section 4.1 of the Company’s Restated Certificate of Incorporation provided that “[t]he Corporation shall not issue any class of non-voting stock.”
     These facts demonstrate that the Company:
•	lacks sufficient oversight and review involved in the quarterly and year-end financial process;

•	lacks resources to ensure complete application of generally accepted accounting principles as it relates to non-routine transactions;

•	significantly restated its earnings in 2005, resulting in a net loss for the year ended December 31, 2005 of $158.4 million in comparison to revenues of only $13.8 million, down from revenues of $36.9 million in 2004;

•	identified a business strategy to use its subsidiary TerreStar to design and develop a next-generation communications system involving a hybrid satellite/terrestrial wireless network, but acknowledged that it has limited experience in running a satellite communications business;

•	disclosed that its investments may subject it to the Investment Company Act which would prohibit it from engaging in business as it has in the past and would subject it to civil and criminal penalties for noncompliance, including rendering certain of its contracts

Motient Corporation
April 12, 2006

voidable and risking a court-appointed receiver taking control of the Company and liquidating the business; and

•	mistakenly issued non-voting preferred shares in conflict with its corporate charter and the DGCL.
     The existence of these facts, alone or in combination, provides Stockholder with ample basis to obtain books and records to investigate these matters, to investigate possible mismanagement, breaches of fiduciary duty, and improper influence, and to obtain information to communicate with other Company stockholders in connection with the upcoming election of directors at the annual meeting of the Company stockholders.
     Pursuant to Section 220(b) of the DGCL, Stockholder hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect the following and to make copies or extracts therefrom:
(a)	all books, records, documents and correspondence in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address any deficiencies or material weaknesses in the Company’s internal controls over financial reporting with respect to the fiscal years ended December 31, 2004 and December 31, 2005, including, without limitation: (A) minutes, notes or other records of the meetings of the Board or any committees of the Board for the period commencing on January 1, 2004 at which the Board or any such committee discussed, evaluated, considered, or took action with respect to the Company’s financial records or with respect to the deficiencies in the Company’s financial controls identified or described in the 2004 Form 10-K or the 2005 Form 10-K and the amendment or restatement of the Company’s financial statements or filings with the SEC; and (B) any auditors’ letters and any supporting material delivered to the Board or management, including, without limitation, management letters and other letters that identify any significant deficiencies or weaknesses in the Company’s internal controls over financial reporting and have been delivered to the Company with respect to the fiscal years ended December 31, 2004 or December 31, 2005;

(b)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) the restatement of the Company’s financial statements; (B) the lack of sufficient oversight and review in the quarterly and year-end reporting process; and (C) the inability to ensure complete application of generally accepted accounting principles as it relates to non-routine transactions, all as reported on page 76 of the 2005 Form 10-K;

(c)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address the Company’s conclusion that it has “limited experience in running a satellite communications business” as stated on page 20 of the 2005 Form 10-K;

Motient Corporation
April 12, 2006

(d)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address the statement that the Company “experienced a significantly greater decline in its revenues and customer base in the second half of 2005 than anticipated” as reported on page 46 of the 2005 Form 10-K;

(e)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address whether the Company is or may be subject to registration under the Investment Company Act, including but not limited to, those books and records analyzing whether (A) the Company’s investment in MSV subjects the Company to registration under the Investment Company Act or (B) an exemption from registration or safe harbor is available to the Company, as described on page 23 of the 2005 Form 10-K;

(f)	all books and records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address any reporting, compliance, or informational systems designed to enable the Board to direct and oversee the Company’s systems of internal controls over financial reporting and to identify any deficiencies, inadequacies or problems in such systems; and

(g)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address the attendance or participation of directors in any meeting of the Board or any committee thereof, and, including but not limited to, any evaluations of the Board, its performance, or individual directors or their performance, whether conducted by the Board, any committee of the Board, or any advisor or consultant.
II.	Requests Relating to Related Party Transactions.
     In recent public filings, the Company makes reference to numerous related party transactions between the Company and its directors and officers and between the Company and entities in which the Company’s directors and officers have interests. These related party transactions, both individually and in the aggregate, point to severe conflicts of interest and raise serious questions about the independence of the Company’s directors, officers and related parties and whether Company’s directors and management are complying with their fiduciary duties and acting in the best interests of Motient stockholders. In the 2005 Form 10-K, the Company revealed that it incurred expenses of $13,051,000 to related parties allegedly for service related obligations, compared to only $13,824,000 in total revenue for the Company for the year ended December 31, 2005.
A.	CTA.
     According to Motient’s Form 10-K for the year ended December 31, 2003, the Company first entered into an agreement with CTA in May 2002 to provide consulting services to the Company. CTA has been engaged by the Company for a variety of services since that date and

Motient Corporation
April 12, 2006

is still providing “ongoing operational consulting” related to the Company’s “core communications business.” The Company has indicated that it has been paying CTA a monthly fee of $100,000, which increased from $60,000 per month in November 2005. For the year ended December 31, 2005, Motient paid CTA $9.4 million in cash and stock in 2005. The following persons associated with Motient have been (or are) affiliated with CTA:
•	Mr. Abbruzzese, the founder and a senior executive of CTA, was a Company director until June 20, 2003. Mr. Abbruzzese is currently a director of Tejas (the parent company to CTA which acquired CTA in July 2005) and both MSV and TerreStar.

•	Gerald Kittner, a Company director, is a CTA advisor and consultant.

•	Mr. Downie, Motient’s Executive Vice President, Chief Operating Officer and Treasurer, was formerly affiliated with CTA as an independent consultant.

•	Peter Aquino, a former Motient director, was formerly a senior managing director of CTA and is the owner of PDA Group, LLC (“PDA Group”), which was assigned by Tejas warrants to purchase 56,250 shares of the Company’s common stock at $5.50 per share.

•	Shawn O’Donnell, a director of MSV, has served as Chief Operating Officer of CTA since July 2005.

•	Barry Williamson, a Motient director, also served on the board of directors of Tejas until he recently resigned (see below for further details on Tejas).

•	Even convicted felon Gary Singer (Steven Singer’s brother) has indirectly (to a trust established for Gary Singer’s children) received fees of over $1 million from Motient which were “paid at the direction of CTA” for Gary Singer’s assistance to CTA with respect to Motient’s purchase of certain interests in MSV.
     In 2004 and 2005 (more fully described in Section II.D. below), Motient sold common and preferred equities in private placements to private investors in a series of four PIPE transactions., CTA’s representatives in Motient management and on the Board insisted that Motient engage Tejas as placement agent in these transactions. These engagements were typically non-competitive. Tejas was engaged despite the fact that it had little investment banking experience. The last of these four transactions occurred in April 2005.
     In all, Tejas earned cash fees in excess of $17 million for these transactions and was granted warrants to purchase Motient stock, which are now worth tens of millions of dollars. Mr. Abbruzzese was granted options to purchase 100,000 shares of Tejas common stock in November 2004, one-third of which were immediately exercisable. This grant was never disclosed to the full Board as Mr. Abbruzzese continued to recommend that Motient engage Tejas as placement agent. Tejas earned record investment banking fees in 2004, significantly higher than its previous high year for such fees. Mr. Abbruzzese rescinded these Tejas options on December 5, 2005 with no further explanation, although the options appeared to be “in the money.” On May 9, 2005, less than one month after completion of the fourth PIPE transaction,

Motient Corporation
April 12, 2006

CTA and Tejas signed a letter of intent whereby Tejas agreed to acquire CTA for $65 million. This merger was subsequently consummated in July 2005. As a principal equity owner in CTA, Mr. Abbruzzese received more than $30 million pursuant to the merger and has served on the Tejas board since that date.
B.	MSV.
     The CTA connection has proven beneficial to Mr. Abbruzzese in other ways. Motient is entitled to designate three directors of Mobile Satellite Ventures GP, Inc. (“MGP”), the general partner of MSV. Mr. Abbruzzese, along with other CTA representatives Messrs. Kittner and O’Donnell have been designated by Motient to serve as directors of MGP. As directors, these individuals are entitled to participate in MSV’s Unit Incentive Plan. Messrs. Abbruzzese, O’Donnell and Kittner together hold options to purchase an aggregate of 212,500 MSV partnership units. Mr. Abbruzzese is a member of the committee of the MGP board that administers MGP’s Unit Incentive Plan under which directors may be granted options to purchase partnership units of MSV. The Compensation Committee of the MSV board of directors recently determined that the vesting of these options was accelerated as a result of the acquisition by the Company of MSV partnership units held by other limited partners in February 2005. The Company’s improper accounting treatment of the acceleration of these options was a major cause of the Company’s restating its financial results for 2005 (see Section I.A. above).
C.	TerreStar.
     The CTA representatives are also involved with TerreStar, another Motient subsidiary. On May 11, 2005, the Company disclosed that Motient Ventures Holding Inc. (“MVH”), a wholly owned subsidiary of the Company, purchased 8,190,008 shares of common stock of TerreStar and that, as a result of the purchase, the Company owns approximately 61% of the issued and outstanding stock of TerreStar. The Company also reported that TerreStar was a wholly owned subsidiary of MSV, that TerreStar was spun-off to its limited partners and in connection with that spin-off, the Company acquired ownership of approximately 49% of the issued and outstanding shares of capital stock of TerreStar. A subsequent stock purchase increased the Company’s ownership to the 61% level.
     The Company also reported that following this acquisition, Messrs. Abbruzzese, O’Donnell and Downie would serve as directors of TerreStar. Mr. Downie’s amended and restated employment agreement indicated that he holds options to purchase shares of common stock of TerreStar which were granted pursuant to the TerreStar Networks Inc. 2002 Incentive Plan. There is no publicly available information with respect to why Mr. Downie is entitled to these options.
D.	Tejas.
     On April 7, 2004, the Company sold 4,215,910 shares of its common stock in a PIPE transaction at a per share price of $5.50 for an aggregate purchase price of $23.2 million. The Company paid Tejas, as its placement agent for the transaction, a placement fee of $350,000 at closing. On July 1, 2004, Motient sold 3,500,000 shares of its common stock at a price per share

Motient Corporation
April 12, 2006

of $8.57 for an aggregate purchase price of $30.0 million in another PIPE transaction. Motient paid Tejas a placement fee of $850,000 at closing. On November 12, 2004, the Company sold 15,353,609 shares of its common stock in a third PIPE transaction at a per share price of $8.57. The Company paid Tejas commissions of $5,182,620 for its placement agent services in this transaction. On April 15, 2005, the Company sold 408,500 shares of non-voting Series A Cumulative Convertible Preferred Stock and paid $11.5 million in placement agent commissions to Tejas. The total of these cash fees to Tejas is approximately $17,800,000. These cash fees do not take into account the tens of millions of dollars worth of warrants to purchase Motient common stock that Motient granted to Tejas and CTA in connection with these private placements (values based on recent market prices of Motient common stock).
     Tejas was paid these substantial fees despite the fact that it had little investment banking experience. As indicated in Tejas’ Form 10-K for the year ended December 31, 2005, Tejas did not even focus on investment banking efforts until 2004. Only in 2004 did Tejas begin to focus more attention on its investment banking efforts, particularly in assisting public companies raise capital, in 2004.
     Tejas’ substantial ties to Motient are more fully set forth in Section II.A. above.
E.	Companies Affiliated with Former and Current Company Directors and Related Parties.
     Many current and former Motient directors have either worked together, served on various boards together, worked at CTA together, and/or been sued together. This pattern is evident in the following companies:
•	Cooper Companies, Inc. (“Cooper”): The SEC filed a civil action against Steven Singer, who is now Motient’s Chairman, and his brother, Gary Singer, on November 10, 1992 for federal securities law violations in connection with his involvement at Cooper. Separately, Gary Singer was convicted of twenty-one counts, including RICO, money laundering and mail and wire fraud, in connection with Cooper.

•	CAI Wireless Systems, Inc. (“CAI Wireless”): Mr. Abbruzzese was the founder, Chairman and Chief Executive Officer of CAI Wireless. From 1996 to 1999, Kittner was a senior vice president for legislative and regulatory affairs with CAI Wireless. CAI Wireless and certain individuals have been named in six class action lawsuits alleging various violations of the federal securities laws filed in the United States District Court for the Northern District of New York. Mr. Abbruzzese, then Chairman and CEO of CAI Wireless, was one of the named individuals. CAI Wireless’ filings with the SEC also indicate that a Memorandum of Understanding outlining a $3 million settlement had been signed by counsel to all parties to the litigation.

•	Globix Corporation (“Globix”): Steven Singer has been a director of Globix since April 2002. From December 15, 2002 through October 28, 2005, Steven Singer was chairman of the board of directors of Globix. Steven Singer currently serves

Motient Corporation
April 12, 2006

as the non-executive chairman of Globix. Mr. Abbruzzese was a member of Globix’s board of directors, but resigned during the year ended September 30, 2003. Raymond Steele, a member of the Motient board, has been a director of Globix since June 2003 (Mr. Steele has received both cash compensation and stock options for such service). As of December 22, 2005, The Singer Children’s Management Trust, the trust for the benefit of Gary A. Singer’s (Steven Singer’s brother) children, was the beneficial owner of 4,331,010 shares of Globix common stock representing 8.76% of the outstanding shares.

The relationship between CTA and Globix is remarkably similar to the relationship between CTA and Motient. In both instances, insiders with substantial relationships at CTA are directing funds to CTA. CTA provides consulting and business development services to Globix in exchange for a fee of $60,000 per month. Additionally, under a letter agreement between Globix and CTA, Globix will negotiate in good faith for the payment to CTA of a success fee if Globix consummates a sale, merger or a similar transaction with CTA’s assistance. Wayne Barr, Jr., who is currently a member of Globix’s board of directors, is the President of CTA. CTA provided services to Globix since it emerged from bankruptcy in 2002. On May 15, 2005, CTA and Globix entered into a new consulting agreement under which CTA received a fee of $120,000 per month in exchange for assistance in the integration of Globix and NEON Communications, Inc., a company that merged with Globix (“NEON”) and other business and consulting services. CTA had been providing services to both Globix and NEON prior to this merger. Effective January 15, 2006, the CTA fee was reduced to $60,000 per month for the remaining term of the consulting agreement, and the scope of services was also reduced. For the fiscal years ended September 30, 2003, 2004 and 2005, CTA received $810,000, $827,000 and $1,272,000, respectively, in fees and expense reimbursements from Globix. Barr, along with certain affiliates of CTA, holds warrants exercisable for 500,000 shares of Globix common stock at $3.00 per share through March 13, 2013, which warrants were purchased from Globix for $25,000. Certain other current and former affiliates of CTA and their designees hold warrants purchased from NEON that were converted in the merger into the right to purchase 95,610 shares of Globix common stock at $4.75 per share expiring October 23, 2008 and warrants to purchase 111,545 shares of Globix common stock at $4.16 per share expiring December 3, 2007.

•	WSNet Inc. (“WSNet”) Mr. Abbruzzese is currently accused of defrauding yet another public company, WSNet. Mr. Abbruzzese is the former chairman and chief executive officer of WSNet. With respect to his actions as an executive of WSNet, a lawsuit was filed against Mr. Abbruzzese alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. The other defendants in the WSNet litigation included Gary Singer and Romulus Holdings, Inc., (“Romulus Holdings”), an investment vehicle for the Singer family. Exhibit 99.5 to Amendment No. 5 to the Schedule 13D of Motient filed on September 7, 2005 is a copy of Plaintiff’s Fourth Amended Petition filed by the trustee of WSNet Holdings against, among others, Mr. Abbruzzese.

Motient Corporation
April 12, 2006

•	American Banknote Corporation (“American Banknote”): James D. Dondero, the founder and President of Highland Capital Management, L.P. (“Highland”), is on the board of directors of American Banknote, where Steven Singer is also Chairman and Chief Executive Officer. For purposes of attending an American Banknote board meeting, Mr. Dondero visited the American Banknote offices and witnessed Gary Singer and Steven Singer sharing an office in the American Banknote office building. Remus Holdings, Inc. (“Remus Holdings”), is another of the Singer family investment vehicles, which at one time owned a significant amount of securities of American Banknote. Additionally, Mr. Steele, a director of the Company since 2004, is also a member of the board of directors of American Banknote, the second such entity whose board of directors is chaired by Steven Singer (see also Globix above). Mr. Steele receives cash and stock options in connection with his service as a director. C. Gerald Goldsmith became a director of the Company in June 2005. Mr. Goldsmith has an extensive history of business with Steven Singer as well as Gary Singer, including board service on the American Banknote board of directors. Mr. Goldsmith was elected the Chairman Emeritus and a director of American Banknote in November 2000, and became a consultant to American Banknote at a rate of $10,000 per month. In July 2001, Mr. Goldsmith was awarded a participation in the American Banknote’s restructuring bonus pool at a $100,000 level. In April 2005, upon the consummation of American Banknote’s second bankruptcy filing, Goldsmith retired from the American Banknote board, who then paid Mr. Goldsmith $40,000 for his past services. At approximately the same time his tenure with American Banknote (chaired by Steven Singer) ended, Mr. Goldsmith was nominated to serve on the Board, also chaired by Steven Singer.

•	Leap Wireless International, Inc. (“Leap Wireless”): Wayne Barr, Jr. (the current President of CTA) and Gerald Kittner (an advisor and consultant to CTA) both resigned as directors of Leap Wireless on December 30, 2004. Mr. Dondero, the founder and president of Highland, currently serves as a director of Leap Wireless. It is believed that both Messrs. Barr and Kittner resigned from the Leap Wireless board after Leap Wireless declined to retain CTA for a financial advisory role.

•	Allegiance Telecom Inc. (“Allegiance”): Allegiance announced on May 14, 2003 that it was pursuing financial restructuring plans under Chapter 11 of the U.S. Bankruptcy Code. Gary Singer was involved in Allegiance through Romulus Holdings (see further description of these activities in Section V. below). From 1994 to 2000, Steven Singer was Executive Vice President and Chief Operating Officer of Romulus Holdings, a family-owned investment fund. Romulus Holdings and its affiliates served on the Allegiance Creditor’s Committee and resigned from membership on such committee on January 20, 2004. CTA served as “Industry and Technology Advisors to the Creditors Committee” of Allegiance during the bankruptcy process.

Motient Corporation
April 12, 2006

F.	Common Stock Repurchases.
     Additionally, the Company continues to repurchase its shares of common stock from selected insiders, despite the fact that Motient has suffered significant net losses for the past three years. On May 13, 2005, Motient, entered into an agreement to repurchase 500,000 shares of Motient common stock, from George Haywood, at a price of $19.90 per share. The repurchase was completed on May 18, 2005. Mr. Haywood owned approximately 9% of Motient’s outstanding common stock prior to the repurchase. In the second half of 2005, Motient repurchased shares of common stock from several directors, Messrs. Kittner, Singer and Steele, and Ms. St. John, which were surrendered to Motient pursuant to the terms of their respective restricted stock grants. Motient paid a total of $496,000 for an aggregate of 22,202 common shares. Motient continues to provide liquidity to a selected group of insiders. This liquidity is not as readily available to other holders of Motient common stock, which, despite the Company’s statement to the contrary on the cover of its 2005 Form 10-K, is not listed on any major exchange or with the Nasdaq National Market, but is traded on the “pink sheets.”
G.	Employment Agreements with Company Officers.
     The Company has recently disclosed the terms of three amended and restated employment agreements between the Company and certain of its senior executives which reveal a number of unusual, if not shocking, terms.
     On November 21, 2005, the Company entered into employment agreements with each of Mr. Downie, Ms. Newman and Mr. Macklin. The agreements provide for annual salaries of $240,000, $150,000 and $175,000, annual cash bonuses of up to 50%, 35% and 35% of base salary, and grants of 125,000, 15,000, and 15,000 shares of restricted common stock, respectively. The restricted stock grant and 176,664 unvested stock options will vest upon the consummation of a change of control. As a Section 16 Reporting Officer, Mr. Downie filed a Form 4 on November 23, 2005 indicating he had acquired 125,000 shares of Motient common stock on November 21, 2005, which would vest “upon the consummation of certain strategic events.” On that date, the market value of this stock grant to Mr. Downie was $2.3 million.
     Ms. Newman’s and Mr. Macklin’s employment agreements provide for a severance payment of up to two year’s salary, bonus and benefits value upon termination by the Company without cause, or upon termination by the employee for good reason. The severance amount payable to either Mr. Newman or Mr. Macklin decreases by one month’s pay for each month such employee is employed after November 2005, to a minimum severance of one year’s salary. Mr. Downie’s severance payment is equivalent to eighteen months of his salary, bonus and benefit value. In addition, Mr. Downie is entitled to receive his entire severance package if he terminates the agreement on account of having to work for an average of three days per week outside of the New York City area in any calendar month. He has been granted this right by the Company despite the fact that (a) he is currently the highest ranking officer of the Company and (b) the Company’s headquarters are in Lincolnshire, Illinois, which is approximately 732 miles from New York City.

Motient Corporation
April 12, 2006

H.	Rajendra Singh’s Connection with Motient and the Singers.
     Mr. Singh, a significant investor in the Company, also appears to be involved in the web of relationships described thus far. In February 2005, through a tax free merger transaction between the Company and Telecom Satellite Ventures (owned by Mr. Singh), Mr. Singh exchanged his interests in MSV for 8,187,804 shares of the Company’s common stock. At the time of the transaction, the Company’s shares were trading at or around $29.20 per share, meaning that the value of Mr. Singh’s shares of the Company at the time the transaction closed was approximately $239 million. Since then, Mr. Singh has been periodically selling his shares of the Company and reaping the benefits of this deal. To complicate matters, Mr. Singh has invested with the Singers in companies other than Motient, including First Avenue Networks, Inc. (“First Avenue”) and Leap Wireless (See Section II.E. above regarding Leap Wireless). Mr. Singh also served briefly in the Leap Wireless board.
     Mr. Singh’s acquisition of a significant stake of Motient, coupled with his service on boards and investments made with the Singers and CTA insiders, raise questions as to what kind of deal the Company really got in issuing $239 million in stock to Mr. Singh to increase its stake in MSV. Additionally, the Company did not disclose what valuation methods (if any) were used to determine the amount of shares of Motient stock Mr. Singh received in this transaction.
     In another example of Mr. Singh’s connections to Company management, Stockholder has recently learned that MSV may have engaged LCC International, Inc. (“LCC”), a publicly traded wireless engineering company founded by Mr. Singh, for business consulting purposes. Mr. Singh and his wife founded LCC in 1983 and have been on its board of directors ever since. According to LCC’s 2005 proxy statement, Mr. Singh and his wife control 68.9% of LCC’s voting power. In light of Mr. Singh’s recent exchange of his interest in MSV for shares of the Company, the engagement of LCC by MSV appears to be possibly yet another example of business being directed to a company with close ties to management, and in this case, to a company controlled by Mr. Singh who himself is a substantial stockholder in the Company. Another example of a connection between Company management and Mr. Singh is the ownership of First Avenue Networks, Inc. (“First Avenue”). According to a prospectus filed by First Avenue in May 2005, Niskayuna Development LLC, Mr. Singh and his wife, The Singer Children’s Management Trust, Shawn O’Donnell and Tejas were all owners of First Avenue stock. The principal address listed for First Avenue on its most recent Form 10-K (7925 Jones Branch Drive, Suite 3300, McLean VA) is also the address of the building in which LCC has its principal offices (7925 Jones Branch Drive, Suite 800, McLean VA).

Motient Corporation
April 12, 2006

I.	Hughes Network Systems, LLC.
     In another example of a deal between related parties, TerreStar, a subsidiary of Motient, recently entered into a contract valued at up to $38 million with Hughes Network Systems, LLC (“Hughes Network”) to “build a ground component of [TerreStar]’s integrated communications system.” Hughes Networks is an operating subsidiary of Hughes Communications, Inc. (“Hughes Communications”), whose majority owners include the largest two indirect owners of MSV Investors, LLC, the second largest shareholder of TerreStar. During the years ended December 31, 2004 and 2005, MSV incurred approximately $2.5 million and $1.3 million, respectively, of expenses for services provided by Hughes Network. Hughes Network was controlled by SkyTerra Communications, Inc., which indirectly holds limited partnership units MSV. SkyTerra Communications, Inc., is controlled by Apollo Advisors L.P., an investment company for which two of the directors of MSV’s general partner are partners.
     The above information (Section III.A-I.) demonstrates that Motient has engaged in significant related party transactions which have benefited CTA, Tejas, select stockholders, insiders and affiliates. The number and magnitude of these transactions raise serious questions as to whether the Board and Motient management have been acting in the best interest of the Company’s stockholders.
     Based on the foregoing, Stockholder has a credible basis to believe there is potential wrongdoing, corporate malfeasance, overcompensation, and waste taking place at the Company through payments made by the Company to its officers and directors or their affiliates. As such, Stockholder has ample basis to obtain books and records to investigate possible mismanagement, breaches of fiduciary duty, and improper influence with respect to the relationships, transactions and dealings between and among the Company, its directors, senior management, and advisors, and to obtain information to communicate with other Company stockholders on these subjects in connection with the upcoming annual meeting of the Company’s stockholders.
     With respect to these matters, pursuant to Section 220(b) of the DGCL, Stockholder hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect the following and to make copies or extracts therefrom:
(a)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address the related party transactions as reported on page F-34 of the 2005 Form 10-K, including but not limited to, (A) payments made to MSV for consulting services related to TerreStar; (B) cash and stock compensation paid to CTA; (C), monthly retainer or consulting fees paid to CTA; and (D) consideration or compensation received directly or indirectly from the Company by The Singer Children’s Management Trust;

(b)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address the share repurchases from certain directors of the Company as disclosed on pages F-

Motient Corporation
April 12, 2006

26 and F-34 of the 2005 Form 10-K including all Board (or any committee thereof) resolutions and materials addressing such repurchase;
(c)	all books, records and documents in the Company’s possession, custody or control pertaining to any contract, agreement, or understanding between the Company and CTA or its affiliates including but not limited any current contract and all prior or superseded contracts;

(d)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any fees or other consideration provided by the Company to CTA or its affiliates; (B) the nature of the services rendered; (C) the market value of such services; (D) the decision to increase such fees; (E) alternatives addressed by the Company to utilizing CTA and the costs of such alternatives; and (F) the qualifications and competence of CTA to provide such services;

(e)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any fees or other consideration provided by the Company to Tejas or its affiliates; (B) the nature of the services rendered; (C) the market value of such services; (D) alternatives addressed by the Company to utilizing Tejas and the costs of such alternatives; and (E) the qualifications and competence of Tejas to provide such services;

(f)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (i) the Employment Agreement and Amended and Restated Employment Agreement of Mr. Downie, attached as Exhibits 10.42 and 10.43 to the 2005 Form 10-K, (ii) the Employment Agreement and Amended and Restated Employment Agreement of Ms. Newman, attached as Exhibits 10.44 and 10.45 to the 2005 Form 10-K and (iii) the Employment Agreement and Amended Employment Agreement of Mr. Macklin, attached as Exhibits 10.46 and 10.47 to the 2005 Form 10-K, and all amendments thereto, including but not limited to, all analysis and evaluation performed by the Company or any of its advisors concerning the Employment Agreements or Amended and Restated Employment Agreements or the change of control provisions and the restricted stock grants made in the Employment Agreements and the Amended and Restated Employment Agreements;

(g)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address any present or historic personal, professional or social relationships between or among (i) any of the current directors of the Company, and (ii) any of the current directors of the Company and Messrs. Downie, Singer (Gary), Abbruzzese, and Singh;

(h)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address

Motient Corporation
April 12, 2006

(A) any compensation, remuneration or consideration Mr. Downie has received from CTA, Tejas, or any other affiliate of any director of the Company or Mr. Abbruzzese; (B) Mr. Downie’s financial circumstances, (C) the materiality of any of the foregoing to Mr. Downie in light of his financial circumstances, and (D) any connection between Mr. Downie’s compensation and Motient’s payments to CTA, Tejas or any other individual or entity;
(i)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any compensation, remuneration or consideration Mr. Kittner has received as an advisor and consultant for CTA; (B) Mr. Kittner’s financial circumstances; (C) the materiality of any of the foregoing to Mr. Kittner in light of his financial circumstances; and (D) the effect of any of the foregoing on Mr. Kittner’s disinterestedness or independence as a director of Motient;

(j)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any compensation, remuneration or consideration Mr. Williamson has received from or as a director of Tejas; (B) Mr. Williamson’s financial circumstances; (C) the materiality of any of the foregoing to Mr. Williamson in light of his financial circumstances; and (D) the effect of any of the foregoing on Mr. Williamson’s disinterestedness or independence as a director of Motient;

(k)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any compensation, remuneration or consideration Mr. Aquino has received from or as a director of Tejas; (B) Mr. Aquino’s financial circumstances; (C) the materiality of any of the foregoing to Mr. Aquino in light of his financial circumstances; and (D) the effect of any of the foregoing on Mr. Aquino’s disinterestedness or independence during his tenure as a director of Motient;

(l)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) Mr. Goldsmith’s appointment as Chairman Emeritus of the board of directors of American Banknote and the compensation Mr. Goldsmith receives in that position; (B) Mr. Goldsmith’s participation in American Banknote’s restructuring bonus pool; (C) Mr. Goldsmith’s retirement from the American Banknote board and the payment he received for past services; (D) Mr. Goldsmith’s nomination to the Board; (E) Mr. Goldsmith’s receipt of any compensation from Motient; (F) Mr. Goldsmith’s financial circumstances; (G) the materiality of any of the foregoing to Mr. Goldsmith in light of his financial circumstances; and (H) the effect of any of the foregoing on Mr. Goldsmith’s disinterestedness or independence as a director of Motient;

(m)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any compensation, remuneration or consideration Mr. Steele has received

Motient Corporation
April 12, 2006

from or as a director of American Banknote or Globix; (B) Mr. Steele’s financial circumstances; (C) the materiality of any of the foregoing to Mr. Steele in light of his financial circumstances; and (D) the effect of any of the foregoing on Mr. Steele’s disinterestedness or independence as a director of Motient;

(n)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) any compensation, remuneration or consideration Mr. Abbruzzese has received from CTA or Tejas; (B) Mr. Abbruzzese’s financial circumstances; (C) the materiality of any of the foregoing to Mr. Abbruzzese in light of his financial circumstances; and (D) the effect of any of the foregoing on Mr. Abbruzzese’s disinterestedness or independence during his tenure as a director of Motient;

(o)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address director questionnaires, including but not limited to, documents disclosing share ownership submitted by any and all directors of the Company from January 2002 until the present. This request further includes but is not limited to those books and records in the Company’s possession, custody or control that disclose ownership positions by such board members in any entity that has done or is currently doing business with or on behalf of the Company, including all related parties to the Company;

(p)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) the decision by the Board to designate Messrs. Abbruzzese, O’Donnell and Kittner to the board of directors of MGP; (B) discussions, agreements or understandings concerning the compensation paid or to be paid to Messrs. Abbruzzese, O’Donnell and Kittner for service as members of the board of directors of MGP; (C) the current ownership of options to purchase partnership interests in MSV; and (D) discussions, analysis or recommendation as to the effect of any proposed or consummated transaction by the Company (including, without limitation, the Failed Roll-Up (as hereinafter defined) and any similar proposed transaction) on the value, liquidity or vesting of options to purchase partnership interests in MSV held or to be acquired by Messrs. Abbruzzese, O’Donnell, and Kittner, including, without limitation, minutes, notes or other records of the meetings of the Board or any committees of the Board or other documents reflecting or relating to such decision (including, without limitation, eligibility for stock option or warrant grants);

(q)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address (A) the power, ability, authority and decision by the Company to designate Messrs. Abbruzzese, Downie and O’Donnell to the board of directors of TerreStar; (B) compensation paid to the directors of TerreStar and whether such compensation would run for the benefit of Messrs. Abbruzzese, Downie and

Motient Corporation
April 12, 2006

O’Donnell or the Company; (C) the actual or beneficial ownership of any TerreStar securities by Messrs. Abbruzzese, Downie or O’Donnell; and (D) the effect of any proposed or consummated transaction by the Company on the value, liquidity or vesting of any TerreStar securities beneficially or actually held or to be acquired by Messrs. Abbruzzese, Downie or O’Donnell, including, without limitation, minutes, notes or other records of the meetings of the Board or any committees of the Board or other documents relating thereto (including, without limitation, eligibility for stock, option or warrant grants);

(r)	any contracts, agreements, arrangements or understandings between the Company and Cooper, CAI Wireless, Globix, WSNet, The Singer Children’s Management Trust, American Banknote, Romulus Holdings, Remus Holdings, Leap Wireless Allegiance, First Avenue or PDA Group;

(s)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address any contracts, agreements, arrangements or understandings between (A) the Company or MSV and (B) LCC; and

(t)	all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address any contracts, agreements, arrangements or understandings between (A) the Company, MSV or TerreStar and (B) Hughes Network, Hughes Communications or any of their affiliates.
III.	Requests Relating to the Failed Roll-Up.
     On September 22, 2005, the Company announced that it had entered into a nonbinding letter of intent to acquire the interests of MSV and TerreStar that it did not already own (the “Failed Roll-Up”). Mr. Dondero, in his capacity as a director of Motient, had previously asked other Board members for any information with respect to the alleged valuation with respect to the Failed Roll-Up. However, Mr. Dondero never received any such information. In a letter from Mr. Dondero to the Board, filed with the SEC on January 30, 2006, Mr. Dondero questioned the valuation of the Failed Roll-Up. Subsequently, on February 2, 2006, the Company announced that the Failed Roll-Up was unlikely to occur as contemplated or announced and that it was considering other transactions involving MSV and TerreStar.
     The circumstances surrounding the alleged valuation involved in the Failed Roll-Up was highly suspect. The Form S-1, as amended, filed by Motient in connection with the Failed Roll-Up does not reflect that any valuation was done, that any financial advisor or investment bank was hired, or that any fairness opinion was rendered with respect to MSV. The only references to the valuation of MSV appear be that the Company (i) acknowledges the use of estimates in the valuation of its investment in MSV, (ii) states that in November 2003, it engaged CTA to provide a valuation of the Company’s equity interest in MSV as of December 31, 2002 and (iii) states that it paid CTA in March 2005 to provide certain valuation allocations for the Company’s interest in MSV as a result of the Company’s November 12, 2004 additional investment in MSV. With respect to TerreStar, while the Company does describe a valuation model in several

Motient Corporation
April 12, 2006

sections of this Form S-1, such model appears to relate to the Company’s provision of certain pro forma financial data which gives effect to the May 11, 2005 purchase by the Company of 8,190,008 shares of TerreStar common stock. That the Company was still referencing this May 2005 valuation in November 2005 (and even, indirectly, in March 2006) SEC filings indicates that the valuation data was at least six months old. The Form S-1 does not reflect that any financial advisor or investment bank was hired or any fairness opinion was rendered with respect to TerreStar.
     According to Stockholder’s financial projections, Stockholder estimates that the misvaluation of TerreStar by the Company in connection with the Failed Roll-Up could have ultimately cost existing Company stockholders up to at least $250 million through the dilution of their interests. By Stockholder’s estimate, the end result of the Failed Roll-Up, had it been consummated, would have been that existing equity owners of Motient would have been diluted in their ownership of TerreStar by approximately 11.1%.
     Stockholder has ample basis to obtain books and records with respect to these matters. The Company’s decision to engage in the proposed and subsequently abandoned Failed Roll-Up is inherently suspect, particularly in light of the fact that it likely cost the Company and its stockholders significant amount to pursue the Failed Roll-Up. The dilutive terms of the Failed Roll-Up and unexplained abandoning of the transaction further provide a credible basis to suspect possible mismanagement, breaches of fiduciary duty, and corporate wrongdoing.
     Pursuant to Section 220(b) of the DGCL, Stockholder hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect and to make copies or extracts of all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address:
(a)	the Failed Roll-Up;

(b)	the values assigned to the assets to be acquired or paid out in the Failed Roll-Up;

(c)	any benefit derived by any officer, director or advisor (including, without limitation, Tejas, CTA, and Messrs. Abbruzzese, O’Donnell and Singer (Gary)) as a result of the Failed Roll-Up or the consideration, analysis or discussions relating thereto;

(d)	the conclusion that the roll-up of MSV and TerreStar previously proposed by the Company will not occur and its structure previously announced will need to be modified, as reported on page 35 of the 2005 Form 10-K;

(e)	all reasons and rationales for the decision announced on February 2, 2006, to abandon the Failed Roll-Up; and

(f)	any transaction or proposed transaction referenced in the February 2, 2006 announcement, including, without limitation, minutes, notes or other records of the meetings of the Board or any committees of the Board relating thereto and all material provided to the Board relating to the Failed Roll-Up.

Motient Corporation
April 12, 2006

IV.	Requests Relating to the Audit Committee Investigation and Report.
     On or about October 6, 2005, the Company issued a press release announcing the results of a supposedly independent investigation by the Audit Committee of various conflicts of interest of certain Board members, advisors and vendors of the Company. In a federal court filing, the Company represented that the findings of the Audit Committee’s independent counsel were contained in an October 3, 2005 report (the “October Report”) that was presented to the Board.
     According to the press release, the Audit Committee conducted an internal investigation that it began in July 2005 to investigate the validity of allegations made by investor and (at the time) Board member Mr. Dondero concerning certain members of the Company’s current and former Board, certain members of management, and certain consultants and advisors. The press release further states that the Audit Committee retained “independent special counsel,” distributed written requests for information, reviewed Company documents and other evidence, and conducted multiple interviews. Based on its findings, the Committee concluded that Mr. Dondero’s allegations were objectively refutable and without merit, and cleared all of the subjects of Mr. Dondero’s allegations of any wrongdoing. Subsequent to the conclusion of this investigation, Highland learned that the law firm that served as “independent special counsel” to the Audit Committee, Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLP (“Barack Ferrazzano”), is the same law firm where Mr. Macklin’s (Motient’s General Counsel) wife, Heather Macklin is employed as an attorney. Additionally, this law firm has previously represented Motient on numerous other matters. This hardly seems to be the “independent special counsel” that Motient represented to its stockholders. Highland has previously raised this issue to Motient and has yet to hear an explanation on how this law firm can possibly be considered “independent special counsel.”
     Under Delaware law, Stockholder is entitled to a copy of the report prepared by the Audit Committee and other related books and records.
     Pursuant to Section 220(b) of the DGCL, Stockholder hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect and to make copies or extracts of all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address:
(a)	the October Report;

(b)	the determination that Barack Ferrazzano was independent under the DGCL and all applicable laws with respect to its assistance in the October Report and all analysis done in connection therewith;

(c)	minutes, notes or other records of all meetings of the Board at which the October Report was discussed or taken into consideration or at which the Board made the decision to retain counsel for the Audit Committee in connection therewith; and

(d)	all non-privileged materials collected or reviewed by the Audit Committee or its counsel in connection with the investigation or the October Report (including,

Motient Corporation
April 12, 2006

without limitation, the completed questionnaires sent to various directors, officers and advisors).
V.	Requests Relating to the Role of Gary Singer.
     Gary Singer is the brother of Steven Singer, the Company’s Chairman of the Board. Gary Singer is a convicted felon, having been convicted of twenty-one counts, including mail and wire fraud, money laundering and racketeering arising out of his role with Cooper (the “Conviction”). Gary Singer is also the subject of a permanent injunction prohibiting him from acting as an officer or director for any public company (the “Injunction”).
     Gary Singer and Steven Singer were named as defendants in an action brought by the SEC entitled Securities and Exchange Commission v. The Cooper Companies, Inc, Gary Alan Singer and Steven Gregg Singer, in the United States District Court for the Southern District of New York. By order dated February 26, 1997, the Court entered a Final Judgment of Permanent Injunction and Other Relief as to Gary Alan Singer. Pursuant to this Judgment, Gary Singer is permanently enjoined and restrained from, inter alia, (a) violating Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)(5), (b) violating Rule 13b2-1 of the Exchange Act by, directly or indirectly, falsifying or causing to be falsified, any book, record or account subject to Section 13(b)(2)(A) of the Exchange Act, (c) violating Section 204 of the Investment Advisors Act of 1940, and (d) acting as an officer or director of any issuer that has a class of securities registered pursuant to Section 12 of the Exchange Act or that is required to file reports pursuant to Section 15(d) of the Exchange Act. Motient qualifies as such a company.
     Notwithstanding these facts, Stockholder believes that Gary Singer effectively operates as an executive officer and/or Board member of the Company. Gary Singer and Steven Singer office in the same building at the American Banknote offices. Gary Singer has been witnessed participating in Board meetings. In particular, Gary Singer has been witnessed participating in Board meetings where the Board discussed the issuance of the preferred stock. An employee of Highland had at least one conversation with Gary Singer regarding the structure of the offering of Motient’s preferred stock around the time of its issuance in April 2005. Additionally, Highland has a copy of correspondence between Gary Singer and representatives of Highland showing that Gary Singer was apparently coordinating the issuance of the preferred stock.
     Gary Singer has been rewarded handsomely by Motient for his work for the Company. In February 2005, CTA and certain of its affiliates were paid a fee of $3.7 million in cash and stock in relation to Motient’s acquisition of certain interests in MSV. Forty percent (40%) of this fee was paid to The Singer Children’s Management Trust, which is a trust established for the benefit of the children of convicted felon Gary Singer. This amount was paid at the discretion of CTA as compensation for assistance Gary Singer provided to CTA in the transaction. Additionally, in February 2005, Motient issued approximately 95,000 shares of restricted common stock with a value of $2.8 million to CTA in exchange for certain investment banking services undertaken pursuant to Motient’s acquisition of the MSV interests of the Telecom, Columbia and Spectrum entities. CTA again “assigned” Motient fees to Gary Singer. This time, approximately $1.1 million was assigned to Starrett Consulting, LLC, an entity controlled by Gary Singer.

Motient Corporation
April 12, 2006

     Gary Singer has apparently assisted other public companies arrange ownership structures. In commenting on Gary Singer’s role with respect to bankrupt public company Allegiance Telecom (see description above in Section II.E.), a Forbes commentator stated:
“In 1995 Gary Singer, ex-cochairman of medical-device maker Cooper, got 28 months in jail for fraud, specifically for bribing a junk bond manager to get advance word of picks. [Gary] Singer is still dealing in debt, buying fallen bonds cheaply to get later equity or even control. Latest target: Allegiance Telecom, a Dallas-based local exchange carrier mired in Chapter 11. [Gary] Singer told management he was representing not only his own Romulus Holdings but ten hedge funds. His conviction bars him from public company management but, apparently, not arranging ownership. [Gary] Singer’s lawyer had little to say.”
     In addition, Gary Singer has been sued in a case styled Joseph D. Martinec, et al. v. Cerberus Capital Management LP, et al., in the District Court of Travis County, Texas, 200th Judicial District. That case involves a company called WSNet Holdings, Inc. The pleadings in that case contain a pleading entitled Plaintiff’s Traditional and No-Evidence Motions for Summary Judgment Against Official Committee of Unsecured Creditors of World Satellite Network, Inc. On page 14 of that pleading, plaintiffs recite that “[Gary] Singer participated in nearly every [WSNet] Holdings board meeting...,” citing to a page to Gary Singer’s deposition which was filed under seal.
     Stockholder has ample basis to obtain books and records with respect to these matters. Gary Singer’s relationship to the Chairman of the Board, his history of wrongdoing, including the Conviction and the Injunction, his participation in Company meetings, his role in Company transactions, including his receipt (indirectly) of millions of dollars in fees, and his apparent pattern in engaging in similar activities at other public companies, provides a credible basis to suspect possible mismanagement, breaches of fiduciary duty, and corporate wrongdoing.
     Pursuant to Section 220(b) of the DGCL, as the record owner, Stockholder hereby demands, under oath, that it and its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect and to make copies or extracts of all books, records and documents in the Company’s possession, custody or control that constitute, identify, analyze, discuss, evaluate, consider or address:
(a)	the Conviction;

(b)	the Injunction;

(c)	whether he is acting in violation of the Injunction against him by acting as a de facto officer or director of the Company;

(d)	Gary Singer’s role in the management of the Company, including, without limitation, all contracts for services or other arrangements or understandings (whether or not in writing), all delegations of authority to Gary Singer, and all negotiations or coordinations conducted by Gary Singer on behalf of or with respect to the Company;

Motient Corporation
April 12, 2006

(e)	any payments in any form made by the Company to Gary Singer or his designee or proposed to be made to him or his designee or made or proposed to be made to him or his designee on his behalf;

(f)	any work Gary Singer has undertaken on behalf of or that relates to the Company;

(g)	Gary Singer’s participation or attendance at Board or committee meetings of the Company;

(h)	Gary Singer’s direct or indirect relationship with any officer, director, member of management or advisor to the Company, including, without limitation, Tejas, CTA, Messrs. Abbruzzese, Kittner and O’Donnell;

(i)	any business relationship of any kind between Gary Singer and the Company or on behalf of the Company, including with any Company-related parties; and

(j)	any relationships between Gary Singer, Mr. Abbruzzese, and Mr. Singh, including, but not limited to, American Banknote, Globix, Romulus Holdings, Remus Holdings, The Singer Children’s Management Trust, WSNet, PDA Group, First Avenue or Leap Wireless.
* * *
     Stockholder further demands that all modifications, additions or deletions to any and all information referred to above be immediately furnished as such modifications, additions or deletions become available to the Company or its agents or representatives.
     Stockholder will bear the reasonable costs incurred by the Company in connection with the production of the information demanded.
     Stockholder hereby designates and authorizes Fulbright & Jaworski L.L.P. and Abrams & Laster LLP, and any persons designated by Fulbright & Jaworski L.L.P. or Abrams & Laster LLP, acting singly or in any combination, to conduct the inspection and copying herein requested. Please advise Gerard G. Pecht at (713) 651-5151 as to the time and place when the requested information will be made available in accordance with this demand. Pursuant to Section 220 of the DGCL, you are required to respond to this demand within five (5) business days.
     If the Company contends that this request is incomplete or is otherwise deficient in any respect, please notify Stockholder immediately in writing at Highland Select Equity Fund, L.P. c/o Highland Capital Management, L.P., Attention: General Counsel, Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, Facsimile: (972) 628-4147, with a copy to Gerard G. Pecht, Fulbright & Jaworski L.L.P. Phone: (713) 651-5151; Facsimile: (713) 651-5246, setting forth the facts that the Company contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, Stockholder will assume that the Company agrees that this request complies in all respects with the requirements of the DGCL and that the Company will immediately produce all

Motient Corporation
April 12, 2006

of the requested books and records. Stockholder reserves the right to withdraw or modify this request at any time.
     Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter in the space provided below and returning the same to the undersigned in the enclosed envelope.
[Signature page follows]

Very truly yours, HIGHLAND SELECT EQUITY FUND, L.P.
By:	Highland Select Equity Fund GP, L.P., its general partner

By:	/s/ Michael S. Minces
Michael S. Minces, Vice President

Receipt Acknowledged.
MOTIENT CORPORATION

By:

Name:

Title:

Date:

Exhibit “A”

STATE OF TEXAS	§
§
§
§
COUNTY OF DALLAS	§
     MICHAEL S. MINCES, having been first duly sworn, deposes and says that he is Vice President of Highland Select Equity Fund GP, L.P., the general partner of Highland Select Equity Fund, L.P., that he is authorized to execute the foregoing demand for inspection pursuant to Section 220 of the Delaware General Corporation Law and to make the demand designations, authorizations and representations contained therein, and that the facts and statements contained in the foregoing demand for inspection are true and correct.

/s/ Michael S. Minces
Michael S. Minces, Vice President

SWORN TO AND SUBSCRIBED before me
this 12th day of April, 2006.

/s/ Cathy Chambers

Notary Public